Filed by Algos Pharmaceutical Corporation pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934. Commission File No. 000-28844

     Subject Company: Algos Pharmaceutical Corporation

ALGOS PHARMACEUTICAL CORPORATION MADE THE FOLLOWING PRESENTATION TO INVESTORS ON MARCH 1, 2000 AT AN INVESTOR CONFERENCE SPONSORED BY BB BIOTECH.

Algos Pharmaceutical Corporation Endo Pharmaceuticals Inc.
March 2000

Risk Factors

This overview of Algos contains "forward-looking" statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on Algos management's beliefs and assumptions, current expectations, estimates and projections. Statements that are not historical facts, including statements which are preceded by, followed by, or that include the words "believes;" "anticipates;" "plans;" "expects;" "estimates;" or similar expressions and statements about Algos are forward-looking statements. Many of the factors that will determine Algos' future results are beyond the ability of Algos to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially. The reader should not rely on any forward-looking statement. Algos undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

     The FDA review process is an uncertain one whose outcome cannot be guaranteed. There is no guarantee the FDA will accept or approve any New Drug Application. In particular, there is no guarantee that the FDA will approve the Algos MorphiDex(R) New Drug Application. Under the Prescription Drug User Fee Act, the FDA has 12 months to review an accepted application and issue an Action Letter, which could be a deficiency or an approval. A resubmission in response to a deficiency letter must be reviewed by the FDA within two or six months depending on whether or not "substantial review work" is required. There is no guarantee the FDA will grant an approval in response to a resubmission. There is no guarantee the foregoing standards and timelines will not be changed.

     Important factors that may affect Algos' future results include, but are not limited to, uncertainty associated with pre-clinical studies and clinical trials and regulatory approval, the effect of economic conditions, impact of competitive products and pricing, product development, changes in laws and regulations, customer demand, possible future litigation, availability of future financing, uncertainty of market acceptance of new products and private party and governmental reimbursement policies. Readers should evaluate any statements in light of these important factors. See "Risk Factors" in Algos' Annual Report on Form 10-K, preliminary proxy statement filed on Schedule 14A and Algos press releases.

Algos Summary

On November 29, 1999, Algos entered into a definitive merger agreement with Endo Pharmaceuticals Holdings Inc., pursuant to which Algos will merge with a subsidiary of Endo and the Algos stockholders will receive shares of Endo common stock and warrants to purchase Endo common stock that become exercisable upon the FDA approval of Algos' MorphiDex(R) New Drug Application. This merger, including the direct and indirect interests of the Algos board and management in the merger, and Algos and Endo generally, are described the preliminary proxy statement of Algos filed with the SEC on Schedule 14A and the amendments thereto. Algos stockholders should read the proxy statement because it contains important information. Copies of the proxy statement and other relevant documents are available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at www.sec.gov and may also be obtained from Algos by calling Gary Anthony at (732) 938-5959 or from Endo by calling Osagie Imasogie at (610) 558-9800.

Algos Summary

 .  Focus on fast-growing, billion dollar Pain Management markets
   Patented NMDA technology provides superior pain relief
 .  Eight analgesic, anesthetic and addiction treatment products in late-stage development
 .  Solid Phase II and Phase III clinical data
 .  Definitive merger agreement signed with Endo in November 1999

Recent Developments

 . FDA meeting held December 1999 to resolve MorphiDex(R) NDA deficiencies . Two additional large MorphiDex(R) post-operative pain studies underway . MorphiDex(R) refiling preparation underway

NMDA-Enhanced Analgesia

 .  Opioid analgesics activate Mu receptors, triggering an intracellular response from NMDA (N-methyl-D-aspartate) receptors in the brain and spinal cord.
 .  NMDA receptors activate the enzyme PKC, which desensitizes Mu receptors, resulting in reduced analgesia.
 .  Dextromethorphan, an NMDA-receptor antagonist, prevents the activation of
   PKC.
 . Combining dextromethorphan with an opioid analgesic prevents the desensitization of the Mu receptor, increasing analgesia.

Single Opioid Pain Management Market

Graph describing the growth of the Single Opioid Pain Management Market between 1997 and 1999. The graph shows approximate sales figures in the following amounts for the following years: 1997 between $400 and $600 million; 1998 between $600 and $800 million; 1999 between $1 Billion and $1.2 Billion.

Results of MorphiDex(R)
Chronic Use Study 013

                                                                 Treatment
Variable              Period    N    MS:DM     MS     Difference  P-Value
-------------------------------------------------------------------------------
__
  Average Morphine         1    89     76.2     163.7    87.6   less than 0.001
Daily Dose (mg)
                      2         77     84.0     160.3    76.3   less than 0.001

                     Combined  77     80.3     161.5    81.2   less than 0.0001
-------------------------------------------------------------------------------
 __
  Number of           1                            8           4
   Drop-outs
                      2                            1                6

                     Combined            9              10

Average Daily Dose of Morphine as MorphiDex(R) Over Time - Study 018

Graph describing a ten month study, indicating that during the study the approximate Mean Morphine Dosage did not exceed 150 milligrams.

10 Month Patients (N=116)
Mean Morphine Dose (mg/day)

Merger Summary
 .  Algos will merge with and into a subsidiary of Endo
 .  Algos shareholders will receive one share of Endo common stock and one Endo warrant exercisable on MorphiDex(R) approval
 .  Endo common stock received will be publicly traded
 .  Endo warrants will be, if elected, publicly traded
 .  Carol A. Ammon named President and CEO and John W. Lyle named Chairman of the
   Board

Merger Summary
                                  Endo                Endo
                                Achieves     Does Not Achieve
                               Cash Gross       Cash Gross
MorphiDex(R) Approved by:    Profit Target     Profit Target
--------------------------------------------------------------------------------
     12/01                         35%                40%

     1/02 to 6/02                  30%                35%

     7/02 to 12/02                 25%                30%

     MorphiDex(R) not              15%                20%
 approved by 12/02

Endo Pharmaceuticals Inc.
     Formed in August 1997:

  An innovative, therapeutically-focused pharmaceuticals company with a strong brand presence and market share in acute and chronic pain management

Endo's Marketing Strategy for Existing Brands
 .  Capitalize on strong brand equity inherent in each product
 .  Revitalize existing brands through increased marketing directly to prescription writers
 .  Focus on promotionally sensitive products which have not been marketed in many years preparing market for future products
 . Build Franchise - line extensions, novel new technology and new chemical entities

Leading Brand Names

 .  Endo(R) name has been in existence since 1935 and has a reputation for quality and customer focus.
 . Percocet(R) and Percodan(R) are considered "gold standards" in the pain management products segment.

Pain Management:
Key Drivers of Market Growth
 .  Demographics
 .  Increase in number of surgical procedures
 .  Changing attitudes towards pain management
 .  Introduction of new forms of pain medications

Overview of Endo
 .  Manufacturing:  All manufacturing is contracted with third parties including:
   .  DuPont Pharmaceuticals, Merck, Teikoku Seiyaku Co. Ltd.
 .  Sales Force: Contract force of 300 individuals solely dedicated to Endo.
   Partnership with Ventiv Health, Inc. (formerly Snyder Healthcare Sales).

Overview of Endo
 .  Sales and marketing driven culture
 .  Focused, effective research and development
 .  Flexible cost structure
 .  Management expertise

Growth Through New Products
 .     Percocet(R) Franchise:
      .   Percocet(R) 10.0/650
      .   Percocet(R) 7.5/500
      .   Percocet(R) 5.0/325
      .   Percocet(R) 2.5/325
 .     "Gold Standard"
 .     Supported by prescribing patterns of physicians

Growth Through New Products
 .  Zydone(R)
   . Competes in $1 Billion (branded) Hydrocodone/Acetaminophen Market . No generic competition

Growth Through New Products
 .  Lidoderm(R)
   .  200,000 Post-Herpetic Neuralgia Patients
   .  Orphan Status granted by FDA through March 2006

Net Sales
(in millions)

1998      $108.4 million
1999      $138.5 million
2000      $220.6 million (f)




(f) = Forecast

Gross Profit*
(in millions)

1998     $53.6 million
1999     $80.3 million
2000     $154.3 million (f)




(f) = Forecast
* as determined by generally accepted accounting principles

Cash Gross Profit*
(in millions)

1998     $72.2 million
1999     $99.5 million
2000     $174.8 million (f)




(f) = Forecast
*as defined in the merger agreement

Consolidated EBITDA*
(in millions)


1998     $40.7 million
1999     $47.2 million
2000     $100.3 million (f)




(f) = Forecast
*as defined by Credit Facility

Strategic Rationale
 .  Combined company becomes a US leader in Pain Management with brand equity and novel proprietary technology
 .  Marriage of established specialty pharmaceutical Company with a broad technology development Company
 .  Significant growth potential through:
   .  Existing marketed products
   .  Newly launched branded products
   .  Pipeline of late stage development products

Strategic Rationale
 .  Focus on large, fast-growing Pain Management markets
 .  Accelerated market penetration of Algos' patented technology through existing
   Endo sales force
 .  Potential to maximize OxycoDex(TM) sales through Percocet(R) brand

Strategic Rationale
 .  Complementary Strengths:
   .  Management Team
   .  Product Formulation and Manufacturing
   .  Existing Sales Force
   .  Distribution Network
   .  Clinical Development
   .  Regulatory

Broad and Deep Portfolio

Moderate     Moderately Severe  Severe

Existing Brands:            Nubain(R)         Percocet(R) 5.0,       Percodan(R),         Percolone(R)         Numorphan(R)
New Brands:           Lidoderm(R)            Percocet(R) 2.5     Percocet(R) 7.5,      Percocet(R) 10
                      Zydone(R) 5,           Zydone(R) 7.5,      Zydone(R) 10
Pipeline Brands:      EN3222                 EN3212              Numorphan(R) IR and CR
Patent Protected      HydrocoDex(TM)         OxycoDex(TM)        MorphiDex(R)
 Brands
                      EN3215                 LidoDex(TM) NS      NeuroDex(TM)          EN3216

These communications include "forward-looking" statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on Algos management's beliefs and assumptions, current expectations, estimates and projections. Statements that arc not historical facts, including statements which are preceded by, followed by, or that include the words "believes;" "anticipates;" "plans;" "expects;" "estimates;" or similar expressions and statements about Algos are forward-looking statements. Many of the factors that will determine Algos' future results are beyond the ability of Algos to control or predict. These statements arc subject to risks and uncertainties and, therefore, actual results may differ materially. The reader should not rely on any forward-looking statement. Algos undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, In addition, the FDA review process is an uncertain one whose outcome cannot be guaranteed. There is no guarantee the FDA will accept or approve any New Drug Application. In particular, there is no guarantee that the FDA will approve the Algos MurphiDex(R) New Drug Application. Under the Prescription Drug User Fee Act, the FDA has 12 months to review an accepted application and issue at) Action Letter, which could be a deficiency or an approval. A resubmission in response to a deficiency letter must be reviewed by the FDA within two or six months depending on whether or not "substantial review work" is required. There is no guarantee the FDA will grant an approval in response to a resubmission. There is no guarantee the foregoing standards and timelines will not be changed. Important factors that may affect Algos' future results include, but are not limited to uncertainty associated with pre-clinical studies and clinical trials and regulatory approval, the effect of economic conditions, impact of competitive products and pricing, product development, changes in laws and regulations, customer demand, possible future litigation, availability of future financing, uncertainty of market acceptance of new products and private party and governmental reimbursement policies. Readers should evaluate any statements in light of these important factors. See "Risk Factors" in Algos' Annual Report on Form 10-K, preliminary proxy statement riled on Schedule 14A and Algos press releases.

On November 29, 1999, Algos entered into a definitive merger agreement with Endo Pharmaceuticals Holdings Inc., pursuant to which Algos will merge with a subsidiary of Endo and the Algos stockholders will receive shares ur Endo common stock and warrants to purchase Endo common stock that become exercisable upon the FDA approval of Algos' MorphiDex(R) New Drug Application. This merger, including the direct and indirect interests of the Algos board and management in the merger, and Algos and Endo generally, are described the preliminary proxy statement of Algos filed with the SEC on Schedule 14A and the amendments thereto. Algos stockholders should read the proxy statement because it contains important information. Copies of the pmxy statement and other relevant documents are available to the public from cornmercial document rctrieval services and at the biternet world wide web site maintained by the Securities and Exchange Commission at www.sec.gov and may also be obtained from Algos by calling Gary Anthony at (732) 938-5959 or from Endo by calling Osagie Imasogie at (610) 558-9800.